Exhibit 99.1

Subsea 7 S.A. to voluntarily deregister with the
Securities and Exchange Commission (SEC)

Luxembourg – March 1, 2012 – Subsea 7 S.A. (the “Company”) (Oslo Børs: SUBC) announced today that following the delisting of the Company’s ADRs from NASDAQ on March 7, 2011 the Company intends to make the necessary filings with the Securities and Exchange Commission (SEC) on March 8, 2012 to voluntarily deregister and terminate its reporting obligations under the Securities Exchange Act of 1934. The Company's SEC reporting obligations will be immediately suspended on March 8, 2012 and therefore, the Company will not be required to file an Annual Report on Form 20-F for the 2011 fiscal year which ended on December 31, 2011. Deregistration is expected to be final and effective on June 7, 2012.

US trading volumes over the past 12 months accounted for less than 3% of the worldwide trading volume of the Company’s shares. Considering the relatively limited trading volume in the US, the Company believes that the costs and expenses associated with maintaining a dual listing, including SEC reporting obligations, outweigh the benefits of continuing its US listing and registration.

The Company intends to maintain its American Depositary Receipt (ADR) facility with Deutsche Bank as a Level 1 ADR programme, whereby the Company's American Depositary Shares (ADS) will continue to trade in the US over-the-counter market. Each Subsea 7 ADR represents one Subsea 7 ADS. As at January 31, 2012 there were 16,245,253 ADSs in issue. The Company's common shares will continue to trade on the Oslo Børs.

The Company will continue to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the European Union (‘EU’), and will continue to publish and disseminate its financial statements and announcements including Oslo Børs filings, statements and other announcements as well as other information for investors in English via the OAM service in Luxembourg, the Oslo Børs News Service, as well as via the Company’s website: www.subsea7.com

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: ir@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the expected benefits from deregistration, statements as to the expected timing and dates of effectiveness of notices and filings to be made in connection with the deregistration process, statements as to the intention to maintain the ADR programme and the expected impact thereof and statements as to the intention to continue providing information to investors.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the US Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.